FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of October, 2002
                                          --------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x                     Form 40-F
                        -----                                   -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                                     No                x
                        -----                                   ------

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.]

                                    Contact:  Lynn Martenstein or Erin Williams
                                              (305) 539-6570 or (305) 539-6153

                                    For Immediate Release


                 ROYAL CARIBBEAN REPORTS THIRD QUARTER RESULTS
                 ---------------------------------------------


MIAMI - October 23, 2002 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today third quarter earnings of $193.5 million or $0.99 per share. This compares to $159.2 million or $0.82 per share for the third quarter of 2001. Included in the third quarter of 2002 is a charge of $20.0 million or $0.10 per share recorded in connection with a previously disclosed potential litigation settlement. Third quarter 2001 earnings were negatively impacted by $36.7 million or $0.19 per share due to lost revenues and costs associated with the September 11 terrorist attacks. Adjusted for these charges, third quarter earnings for 2002 were $213.5 million or $1.09 per share compared to $195.9 million or $1.01 per share for the third quarter 2001.

"We are very pleased to be able to report such a strong improvement in earnings this quarter," said Bonnie S. Biumi, Acting Chief Financial Officer. "Our success on this front has been a combination of careful monitoring of demand by our revenue management department and a strong focus on controlling costs."

Revenues for the quarter were a record high at $1.0 billion, up from $940.7 million in the third quarter of 2001. This increase in revenues was due primarily to a 15.9% increase in capacity for the quarter, partially offset by a decrease in the number of passengers choosing to book airline tickets as part of their vacation package with the company and a slight decline in net yields (net revenue per available passenger cruise day). The percentage of passengers booking air tickets with the company ("air/sea mix") dropped from 20.6% in the third quarter of 2001 to 11.4% this quarter. The drop in the percentage of passengers booking air has a minimal impact on the company's net income, as air tickets are, on average, sold to passengers close to cost. Net yields for the quarter were down 1.7% from the third quarter of 2001.

Operating expenses for the quarter were $601.6 million, up from $529.2 million in the third quarter of 2001, but down 1.9% on a per available passenger cruise day basis. The company believes that changes in running expenses (i.e., those expenses directly associated with shipboard operations) and SG&A to be a more relevant measure of its ability to control costs in a manner that positively impacts the bottom line. For the quarter, comparable running and SG&A expenses (i.e., excluding fuel, the Brilliance of the Seas lease payment and the special charges noted above) were down 4.7% on an available berth day basis. SG&A expenses for the quarter were $102.9 million for the quarter, as compared with $123.5 million for the third quarter of 2001. As previously disclosed, some of the expenses in this area were expected to be incurred in the third quarter, and instead will be incurred in the fourth quarter. The company still expects full-year 2002 SG&A expenses to be between $430 million and $440 million, or down in excess of 15% on a reported available berth day basis.

Customers continue to book their cruises later than in past years and the company has adjusted its expected booking curves correspondingly. For the fourth quarter, bookings continue to meet the company's expectations. The company expects to be able to absorb the impact of the shift in expenses between the third and fourth quarters and still meet the fourth quarter consensus. Management anticipates that yields for the fourth quarter will be up 7% to 9%, with yields for the full year down between 1% and 2%. Full year earnings for 2002 are expected to be in the range of $1.55 to $1.60 per share, including the settlement charge referred to above.

"Given the events of September 11, a weaker economy and double digit increases in capacity, our ability to achieve net yields only slightly below last year is truly remarkable," said Chairman & Chief Executive Officer Richard D. Fain. "We have frequently commented on the strength and resilience of the cruise market. The dramatic recovery of our company and our industry - virtually alone in the travel sector - is confirmation of just how accurate these comments are."

In July, the company added the second of its Radiance-class ships, Brilliance of the Seas, to the Royal Caribbean International fleet. The company has two additional Radiance-class ships, as well as two Voyager-class ships on order. During the quarter, the company slightly modified the delivery schedule for two of its four ships on order. Serenade of the Seas now will be delivered in the third rather than the fourth quarter of 2003 and Mariner of the Seas now will be delivered in the fourth quarter of 2003 instead of the first quarter of 2004. As a result, the company now expects total capital expenditures for 2003 to be $1.1 billion and for 2004 to be $0.5 billion. At September 30, 2002, the company's net debt to capital ratio was 54.6% and liquidity was approximately $1.6 billion.

"Our new ships continue to receive high accolades," said Fain. "The recent service modifications on Millennium have received rave reviews from our guests, and we were very pleased when Celebrity was named winner in the ship innovation category by Lloyd's List for building the world's first smokeless gas turbine-powered cruise ship. Superior hardware and service levels have been key in our ability to generate the strong demand that we've been seeing for our two brands."

Looking forward, the booking period for 2003 is underway. Preliminary indications have encouraged management to believe that a return to net yield levels above those achieved in 2001 is likely. The company will provide more detailed guidance as visibility into next year increases.

Separately, the company also said that it expects to incur approximately $30 million in costs related to the proposed combination with P&O Princess. If the transaction is completed as contemplated, these costs, together with additional success fees, will be capitalized as part of the overall transaction. In the event the combination does not occur, these costs will be expensed in the relevant quarter.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 24 ships in service and four under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, unplanned service outages of vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission. The above examples may not be exhaustive as we operate in a continually changing business environment, and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Note on Disclosure of Shareholdings -- Effective October 4, 2002

Any person who owns or controls, or who would as a result of any transaction own or control, directly or indirectly, 1 per cent. or more of any class of relevant securities of Royal Caribbean is now required under the provisions of Rule 8 of the UK City Code to notify the London Stock Exchange and the UK Takeover Panel of every dealing in such securities. Relevant securities include shares in Royal Caribbean and also instruments convertible into such shares. Where two or more persons act pursuant to an agreement or understanding, whether formal or informal, to acquire or control relevant securities in Royal Caribbean, they will be deemed to be a single person for disclosure purposes. This disclosure obligation commenced on October 4, 2002 and will continue until either the Royal Caribbean/P&O Princess merger is approved by P&O Princess shareholders or the merger agreement between the two parties is terminated. Disclosure should be made on an appropriate form (as set out in the Disclosure Forms section of the UK City Code) before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386). Shareholders should also be aware that a similar disclosure obligation already applies to persons who own or control 1 per cent. or more of any class of relevant securities of P&O Princess or Carnival in respect of transactions respectively in those companies.

                            (Financial Tables Follow)

                                     #####


                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                   Third Quarter Ended             Nine Months Ended
                                                      September 30,                  September 30,
                                                 -----------------------        -----------------------
                                                     2002        2001              2002         2001
                                                 ----------   ----------        ----------   ----------
Revenues                                         $1,031,660   $  940,721        $2,653,417   $2,489,273
                                                 ----------   ----------        ----------   ----------
Expenses
  Operating                                         601,640      529,156         1,603,143    1,489,498
  Marketing, selling and administrative             102,885      123,489           312,232      343,748
  Depreciation and amortization                      85,538       76,819           253,513      219,411
                                                 ----------   ----------        ----------   ----------
                                                    790,063      729,464         2,168,888    2,052,657
                                                 ----------   ----------        ----------   ----------
Operating Income                                    241,597      211,257           484,529      436,616
                                                 ----------   ----------        ----------   ----------
Other Income (Expense)
  Interest income                                     3,696        7,960            10,408       19,702
  Interest expense, net of capitalized interest     (67,755)     (63,212)         (203,031)    (185,746)
  Other income (expense)                             15,956        3,207            21,101       22,850
                                                 ----------   ----------        ----------   ----------
                                                    (48,103)     (52,045)         (171,522)    (143,194)
                                                 ----------   ----------        ----------   ----------

Net Income                                       $  193,494   $  159,212        $  313,007   $  293,422
                                                 ==========   ==========        ==========   ==========
Earnings Per Share:
  Basic                                          $     1.01   $     0.83        $     1.63   $     1.53
                                                 ==========   ==========        ==========   ==========
  Diluted                                        $     0.99   $     0.82        $     1.60   $     1.52
                                                 ==========   ==========        ==========   ==========

Weighted average shares outstanding:
  Basic                                             192,463      192,254           192,399      192,208
                                                 ==========   ==========        ==========   ==========
  Diluted                                           195,341      193,139           195,755      193,435
                                                 ==========   ==========        ==========   ==========

                                   STATISTICS

                                                   Third Quarter Ended             Nine Months Ended
                                                      September 30,                  September 30,
                                                 -----------------------        -----------------------
                                                     2002        2001              2002         2001
                                                 ----------   ----------        ----------   ----------
Occupancy as a percentage of total capacity          108.4%       105.7%             105.6%       104.0%

Guest Cruise Days                                4,898,576    4,124,183         13,516,875   11,459,711

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  October 23, 2002                 By: /s/ BONNIE S. BIUMI
                                        ----------------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer